March 28, 2005


Mail Stop 0409

	VIA U.S. MAIL AND FAX (713) 353-9421

Mr. Kent Watts
Director, Chief Executive Officer and
  Chief Financial Officer
Hyperdynamics Corporation
9700 Bissonnet, Suite 1700
Houston, TX 77036

Re:	Hyperdynamics Corporation
	Form 10-KSB for the year ended June 30, 2004
	Forms 10-QSB for the quarters ended December 31, 2004
      File No. 000-25496

Dear Mr. Watts:

      We have reviewed your March 24, 2005 response letter and have the following additional comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended June 30, 2004

Financial Statements and Notes

1. Please confirm that your "noted" response to our "in future filings" comments #1, 3, 4, 5, 6 and 7 is affirmation that you intend to provide the disclosures addressed in these comments in future filings.

Note 2 - Acquisition of HYD Resources Corporation, page F-11

2. In future filings, please disclose that the acquisition of HYD was an asset purchase and HYD had no operations prior to your acquisition.






Form 10-QSB for the period ended December 31, 2004

Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Liquidity and Capital Resources, page 10
3. The disclosure in your 10-QSB for the period ended September
30,
2004 states "at the time of purchase, Trendsetter owned one oil and gas lease, which it had acquired on September 8, 2004 for nominal consideration...". Based on your response to our comment, this is not the lease in which a 49% working interest is being sold, subject to a royalty. Please advise us of the facts and circumstances relating to the lease owned by Trendsetter and its fair valuation at the time of acquisition. Did Trendsetter acquire this lease from an independent third party? What was the fair value of this lease as of the date of the Company`s acquisition of Trendsetter on September 15,
2004? Please advise us of your evaluation of whether an extraordinary gain should be recorded at the time of acquisition, as applicable to the facts and circumstances. Refer to FAS 141 paragraphs 44-45.
4. Your response to our prior comment #9 seems to be addressing another lease. Please clarify to us how you determined the amount of gain to be recognized on the sale of the 49% interest.

      You may contact Matthew Dowling, Staff Accountant, at (202)
824-5141 or me at (202) 942-1960 if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.


						Sincerely,



Linda van Doorn
Senior Assistant Chief Accountant


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Hyperdynamics Corporation
March 28, 2005
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